                                                                    EXHIBIT 13.1

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Index to Consolidated Financial Statements


                                                                          Page
                                                                          ----

Independent Auditors' Report...........................................   A-2

Consolidated Annual Financial Statements:
Consolidated Balance Sheets as of December 31, 1994 and 1995...........   A-3

Consolidated Statements of Operations for each of the years in the
     three-year period ended December 31, 1995.........................   A-4

Consolidated Statements of Stockholders' Equity for each of
     the years in the three-year period ended December 31, 1995........   A-5

Consolidated Statements of Cash Flows for each of the years in the
     three-year period ended December 31, 1995.........................   A-6

Notes to Consolidated Financial Statements.............................   A-7


Consolidated Interim Financial Statements (unaudited):
Consolidated Balance Sheets as of December 31, 1995
     and March 31, 1996 (unaudited)....................................   A-25

Consolidated Statements of Operations for the three months ended
     March 31, 1995 and 1996 (unaudited)...............................   A-26

Consolidated Statements of Cash Flows for the three months ended
     March 31, 1995 and 1996 (unaudited)...............................   A-27

Notes to Consolidated Financial Statements.............................   A-28

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The Board of Directors
Evergreen Media Corporation:


We have audited the accompanying consolidated financial statements of Evergreen Media Corporation and subsidiaries as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Media Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



                                    KPMG Peat Marwick LLP


Dallas, Texas
February 9, 1996, except for note 14(b), which is as of February 14, 1996, and note 1(m), which is as of August 8, 1996

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES
                          Consolidated Balance Sheets
                          December 31, 1994 and 1995
                 (dollars in thousands, except for share data)

                 Assets                      1994        1995
                 ------                   ----------  ----------
Current assets:
       Cash and cash equivalents           $  1,216    $  3,430
       Accounts receivable, less
        allowance for doubtful accounts
        of $835 in 1994 and $2,000
        in 1995                              26,945      45,413
       Prepaid expenses and other             2,223       2,146
                                           --------    --------
          Total current assets               30,384      50,989

Property and equipment, net (notes 3         29,021      37,839
 and 10)
Intangible assets, net (note 4)             233,494     458,787
Other assets, net (note 5)                    5,091       4,732
                                           --------    --------
                                           $297,990    $552,347
                                           ========    ========

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities:
       Accounts payable and accrued        $ 10,036    $ 15,892
        expenses (note 6)
       Current portion of long-term           4,000       4,000
        debt (note 7)
       Other current liabilities                396         541
                                           --------    --------
          Total current liabilities          14,432      20,433
Long-term debt, excluding current           170,000     197,000
 portion (note 7)
Deferred tax liability (note 9)                  --      29,233
Other liabilities                             1,205       1,104
                                           --------    --------
          Total liabilities                 185,637     247,770
                                           --------    --------

Stockholders' equity (notes 1(m),
 2 and 8):
       Preferred stock.  Authorized
        6,000,000 shares; issued
        1,610,000 shares of $3 Convertible
        Exchangeable Preferred Stock in
        1994 and 1995                        80,500      80,500
       Class A common stock, $.01 par
        value.  Authorized 75,000,000
        shares; issued 9,959,384 shares
        in 1994 and 24,929,529 shares
        in 1995                                 100         249
       Class B common stock, $.01 par
        value.  Authorized 4,500,000
        shares; issued 3,148,316 shares
        in 1994 and 3,116,066 shares
        in 1995                                  31          31
       Warrants                              12,488          --
       Paid-in capital                      102,052     317,295
       Accumulated deficit                  (82,818)    (93,498)
                                           --------    --------
          Total stockholders' equity        112,353     304,577

Commitments and contingencies (notes 3,
 6, 8, 10, 11 and 14)                      --------    --------
                                           $297,990    $552,347
                                           ========    ========

See accompanying notes to consolidated financial statements.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Operations

                 Years ended December 31, 1993, 1994 and 1995

                   (in thousands, except for per share data)

                                             1993         1994        1995
                                          -----------  ----------  -----------
Gross revenues                              $106,813    $125,478     $186,365
       Less agency commissions                13,309      15,962       23,434
                                            --------    --------     --------
          Net revenues                        93,504     109,516      162,931
                                            --------    --------     --------

Operating expenses:
       Station operating expenses
         excluding depreciation and
         amortization                         60,656      68,852       97,674
       Depreciation and amortization          33,524      30,596       47,005
       Corporate general and                   2,378       2,672        4,475
         administrative
       Other nonrecurring costs
         (note 8(d))                           7,002          --           --
                                            --------    --------     --------
          Operating expenses                 103,560     102,120      149,154
                                            --------    --------     --------
          Operating income (loss)            (10,056)      7,396       13,777
                                            --------    --------     --------

Nonoperating income (expenses):
       Interest expense                      (13,878)    (13,809)     (19,199)
       Interest income                           148          91           55
       Gain on disposition of assets
         (note 2)                              3,392       6,991           --
       Other expense, net                       (355)       (630)        (291)
                                            --------    --------     --------
          Nonoperating expenses, net         (10,693)     (7,357)     (19,435)
                                            --------    --------     --------

          Income (loss) before income
            taxes and extraordinary item     (20,749)         39       (5,658)


Income tax expense (note 9)                       --          --          192
                                            --------    --------     --------
          Income (loss) before
            extraordinary item               (20,749)         39       (5,850)
Extraordinary item - loss on extinguishment
  of debt (note 7)                                --      (3,585)          --
                                            --------    --------     --------
          Net loss                           (20,749)     (3,546)      (5,850)

Accretion of redeemable preferred stock
  to mandatory redemption value,
  including $17,506 relating to
  early redemption (note 8(a))               (18,823)         --           --

Preferred stock dividends (note 8(a))         (4,756)     (4,830)      (4,830)
                                            --------    --------     --------
          Net loss attributable to
            common stockholders             $(44,328)   $ (8,376)    $(10,680)
                                            ========    ========     ========

Loss per common share (notes 1(j), 1(m),
  7 and 8(a)):                                  $(4.48)      $(.37)       $(.51)
       Before extraordinary item
       Extraordinary item                         --        (.28)          --
                                            --------    --------     --------
          Net loss                            $(4.48)      $(.65)       $(.51)
                                            ========    ========     ========

Weighted average common shares                 9,890      13,002       20,721
 outstanding                                ========    ========     ========

See accompanying notes to consolidated financial statements.

                  EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1993, 1994 and 1995

                             (dollars in thousands)


                                   Convertible           Class A Common         Class B               Class C
                                 Preferred stock          Common stock        Common stock          Common stock
                             ------------------------  ------------------  --------------------  --------------------
                              Shares       Amount        Shares    Amount    Shares     Amount     Shares     Amount
                             ---------  -------------  ----------  ------  -----------  -------  -----------  -------
Balances at December 31,
 1992                               --  $          --   1,811,483    $ 18          --   $   --    3,168,941     $ 31
Issuance of Class A common
 stock (note 8(b))                  --             --   6,037,500      60          --       --           --       --
Conversion of common stock
 (note 8(b))                        --             --          --      --   3,168,941       31   (3,168,941)     (31)
Reclassification of Class
 A common stock and
 Class B common stock
 previously subject to
 purchase obligation
 (note 8(b))                        --             --     171,738       2   1,288,038       13           --       --
Conversion of Class B
 common stock to Class A
 common  stock (note 8(b))          --             --   1,288,038      13  (1,288,038)     (13)          --       --
Call of Class A common
 stock warrants (note 8(c))         --             --          --      --          --       --           --       --
Grant of stock options
 (note 8(d))                        --             --          --      --          --       --           --       --
Redeemable preferred stock
 dividends (note 8(a))              --             --          --      --          --       --           --       --
Accretion of redeemable
 preferred stock to
 mandatory redemption value
 (note 8(a))                        --             --          --      --          --       --           --       --
Issuance of convertible
 preferred stock and
 retirement of redeemable
 preferred stock (note
 8(a))                       1,610,000         80,500          --      --          --       --           --       --
Exercise of common stock
 warrants (note 8(c))               --             --     450,000       5          --       --           --       --
Convertible preferred
 stock dividends (note
 8(a))                              --             --          --      --          --       --           --       --
Net loss                            --             --          --      --          --       --           --       --
                             ---------  -------------  ----------    ----  ----------   ------   ----------   ------
Balances at December 31,
 1993                        1,610,000         80,500   9,758,759      98   3,168,941       31           --       --
Conversion of common stock
 (note 8(b))                        --             --      20,625      --     (20,625)      --           --       --
 Issuance costs for
  convertible preferred
  stock (note 8(a))                 --             --          --      --          --       --           --       --
Exercise of common stock
 options (note 8(d))                --             --     180,000       2          --       --           --       --
Convertible preferred
 stock dividends (note
 8(a))                              --             --          --      --          --       --           --       --
Net loss                            --             --          --      --          --       --           --       --
                             ---------  -------------  ----------    ----  ----------   ------   ----------   ------
Balances at December 31,
 1994                        1,610,000         80,500   9,959,384     100   3,148,316       31           --       --
Issuance of Class A common
 stock in acquisition
 (note 2(c))                        --             --   5,611,009      56          --       --           --       --
Issuance of Class A common
 stock in public offering
 (note 8(b))                        --             --   7,350,000      73          --       --           --        --
Exercise of common stock
 warrants (note 8(c))               --             --   1,951,386      20          --       --           --       --
Conversion of Class B
 common stock to Class A
 common stock (note 8(b))           --             --      32,250      --     (32,250)      --           --       --
Exercise of common stock
 options (note 8(d))                --             --      25,500      --          --       --           --       --
 Convertible preferred
  stock dividends (note
  8(a))                             --             --          --      --          --       --           --       --
Net loss                            --             --          --      --          --       --           --       --
                             ---------  -------------  ----------    ----  ----------   ------   ----------   ------
Balances at December 31,
 1995                        1,610,000        $80,500  24,929,529    $249   3,116,066     $ 31           --   $   --
                             =========  =============  ==========    ====  ==========   ======   ==========   ======






                                                                           Total
                                Warrants       Paid-in    Accumulated   stockholders'
                               (note 8(c))     capital      deficit         equity
                              -------------  -----------  ------------  --------------
Balances at December 31,
 1992                             $ 15,910     $ 19,059      $(32,113)       $  2,905
Issuance of Class A common
 stock (note 8(b))                      --       58,684            --          58,744
Conversion of common stock
 (note 8(b))                            --           --            --              --
Reclassification of Class A
 common stock and Class B
 common stock previously
 subject to purchase
 obligation (note 8(b))                 --       14,986         1,999          17,000
Conversion of Class B
 common stock to Class A
 common stock (note 8(b))               --           --            --              --
Call of Class A common
 stock warrants (note 8(c))         (3,122)       3,122            --              --
Grant of stock options
 (note 8(d))                            --        7,002            --           7,002
Redeemable preferred stock
 dividends (note 8(a))                  --           --        (3,897)         (3,897)
Accretion of redeemable
 preferred stock to
 mandatory redemption value
 (note 8(a))                            --           --       (18,823)        (18,823)
Issuance of convertible
 preferred stock and
 retirement of redeemable
 preferred stock (note 8(a))            --       (3,855)           --          76,645
Exercise of common stock
 warrants (note 8(c))                 (300)       3,295            --           3,000
Convertible preferred
 stock dividends (note
 8(a))                                  --           --          (859)           (859)
Net loss                                --           --       (20,749)        (20,749)
                              ------------     --------      --------        --------
Balances at December 31,
 1993                               12,488      102,293       (74,442)        120,968
Conversion of common stock
 (note 8(b))                            --           --            --              --
 Issuance costs for
  convertible preferred
  stock (note 8(a))                     --         (240)           --            (240)
Exercise of common stock
 options (note 8(d))                    --             (1)         --               1
Convertible preferred
 stock dividends (note
 8(a))                                  --           --        (4,830)         (4,830)
Net loss                                --           --        (3,546)         (3,546)
                              ------------     --------      --------        --------
Balances at December 31,
 1994                               12,488      102,052       (82,818)        112,353
Issuance of Class A common
 stock in acquisition
 (note 2(c))                            --       70,082            --          70,138
Issuance of Class A common
 stock in public offering
 (note 8(b))                            --      132,648            --         132,721
Exercise of common stock
 warrants (note 8(c))              (12,488)      12,481            --              13
Conversion of Class B
 common stock to Class A
 common stock (note 8(b))               --           --            --              --
Exercise of common stock
 options (note 8(d))                    --           32            --              32
 Convertible preferred
  stock dividends (note
  8(a))                                 --           --        (4,830)         (4,830)
Net loss                                --           --        (5,850)         (5,850)
                              ------------     --------      --------        --------
Balances at December 31,
 1995                         $         --     $317,295      $(93,498)       $304,577
                              ============     ========      ========        ========

See accompanying notes to consolidated financial statements.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                 Years ended December 31, 1993, 1994 and 1995
                                (in thousands)

                                             1993       1994        1995
                                          ----------  ---------  ----------
Cash flows from operating activities:
  Net loss                                  $(20,749)  $ (3,546)  $  (5,850)
  Adjustments to reconcile net loss
    to net cash provided by operating
    activities:
       Depreciation                            3,884      4,528       5,508
       Amortization of goodwill,
         intangible assets and
         other assets                         29,640     26,068      41,497
       Loss on extinguishment of long-
         term debt                                --      3,585          --
       Provision for doubtful accounts           501        754         904
       Gain on disposition of assets          (3,392)    (6,991)         --
       Deferred income tax benefit                --         --        (479)
       Grant of stock options                  7,002         --          --
       Changes in certain assets and
         liabilities, net of effects of
         acquisitions:
           Accounts receivable                (1,550)    (5,051)     (6,628)
           Prepaid expenses and other
             current assets                      (78)        84         724
           Accounts payable and
             accrued expenses                    810      1,194       4,405
           Other assets                           73       (724)       (184)
           Other liabilities                  (1,182)       (21)        490
                                            --------   --------   ---------
             Net cash provided by
               operating activities           14,959     19,880      40,387
                                            --------   --------   ---------

Cash flows from investing activities:
  Acquisitions, net of cash                  (88,058)   (44,921)   (188,004)
    acquired
  Capital expenditures                        (1,735)    (5,227)     (2,642)
  Proceeds from sale of assets                17,453     19,101          --
  Other                                       (3,823)    (1,881)     (1,466)
                                            --------   --------   ---------
             Net cash used by investing
               activities                    (76,163)   (32,928)   (192,112)
                                            --------   --------   ---------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt    59,000     36,000     186,000
  Principal payments on long-term debt       (72,000)   (14,000)   (159,000)
  Payments on other long-term liabilities       (463)      (645)       (694)
  Proceeds (costs) from issuance of common
    stock, preferred stock and warrants      138,390       (240)    132,766
  Dividends on preferred stock                    --     (4,830)     (4,830)
  Payments for debt issuance costs               (58)    (4,602)       (303)
  Redemption of redeemable preferred stock   (62,826)        --          --
                                            --------   --------   ---------
             Net cash provided by
               financing activities           62,043     11,683     153,939
                                            --------   --------   ---------
Increase (decrease) in cash and cash
  equivalents                                    839     (1,365)      2,214
Cash and cash equivalents at beginning
  of year                                      1,742      2,581       1,216
                                            --------   --------   ---------
Cash and cash equivalents at end of year    $  2,581   $  1,216   $   3,430
                                            ========   ========   =========

See accompanying notes to consolidated financial statements.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)   Description of Business
           -----------------------

           Evergreen Media Corporation ("Evergreen") and its subsidiaries own and operate commercial radio stations in various geographical regions across the United States, primarily in the top ten radio revenue markets.

     (b)   Principles of Consolidation
           ---------------------------

           The consolidated financial statements include the accounts of Evergreen Media Corporation and its subsidiaries (collectively, the "Company") all of which are wholly owned. All subsidiaries are involved in the operation of commercial radio stations. Significant intercompany balances and transactions have been eliminated in consolidation.

     (c)   Property and Equipment
           ----------------------

           Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to expense when incurred.

     (d)   Intangible Assets
           -----------------

           Intangible assets consist primarily of broadcast licenses, goodwill and other identifiable intangible assets. The Company amortizes such intangible assets using the straight-line method over estimated useful lives ranging from 1 to 40 years. The Company continually evaluates the propriety of the carrying amount of goodwill and other intangible assets as well as the amortization period to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation consists of the projection of undiscounted operating income before depreciation, amortization, nonrecurring charges and interest for each of the Company's radio stations over the remaining amortization periods of the related intangible assets. The projections are based on a historical trend line of actual results since the acquisitions of the respective stations adjusted for expected changes in operating results. To the extent such projections indicate that undiscounted operating income is not expected to be adequate to recover the carrying amounts of the related intangible assets, such carrying amounts are written down by charges to expense. At this time, the Company believes that no significant impairment of goodwill and other intangible assets has occurred and that no reduction of the estimated useful lives is warranted.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

     (e)   Barter Transactions
           -------------------

           The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and liability is recorded at the fair market value of the goods or services received. Barter revenue is recorded and the liability relieved when commercials are broadcast and barter expense is recorded and the asset relieved when goods or services are received or used. Barter amounts are not significant to the Company's consolidated financial statements.

     (f)   Income Taxes
           ------------

           Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the total of tax payable for the period and the change during the period in deferred tax assets and liabilities.

     (g)   Revenue Recognition
           -------------------

           Revenue is derived primarily from the sale of commercial announcements to local and national advertisers. Revenue is recognized as commercials are broadcast.

           Fees received or paid pursuant to various time brokerage agreements are recognized as gross revenues or amortized to expense, respectively, over the term of the agreement using the straight-line method.

     (h)   Statements of Cash Flows
           ------------------------

           For purposes of the statements of cash flows, the Company considers temporary cash investments purchased with original maturities of three months or less to be cash equivalents.

           The Company paid approximately $14,089,000, $12,852,000 and $19,134,000 for interest in 1993, 1994 and 1995, respectively.

     (i)   Derivative Financial Instruments
           --------------------------------

           The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks related to interest on the Company's outstanding debt.

           As interest rates change under interest rate swap and cap agreements, the differential to be paid or received is recognized as an adjustment to interest expense. The Company is not exposed to credit loss as its interest rate swap agreements are with the participating banks under the Company's senior credit facility.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


     (j)   Loss Per Common Share
           ---------------------

           Loss per common share for 1993, 1994 and 1995 is calculated based on the weighted average shares of common stock outstanding during each year. Options and warrants are not included in the calculation as their effect would be antidilutive.

     (k)   Disclosure of Certain Significant Risks and Uncertainties
           ---------------------------------------------------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of diversified customers and the geographic diversification of the Company's customer base. The Company performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. At December 31, 1994 and 1995, no receivable from any customer exceeded 5% of stockholders' equity and no customer accounted for more than 10% of net revenues in 1993, 1994 or 1995.

     (l)   Reclassifications
           -----------------

           Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year presentation.

     (m)   Stock Authorization and Stock Split
           -----------------------------------

           On May 15, 1996, the shareholders of the Company amended its Certificate of Incorporation to increase the authorized shares of the Company from 31,000,000 to 75,000,000. On August 8, 1996, the Company declared a three-for-two stock split effected in the form of a stock dividend payable on August 26, 1996 to shareholders of record at the close of business on August 19, 1996. All share data contained in the accompanying financial statements have been retroactively adjusted to give effect to the increase in authorized shares and the stock dividend.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

(2)  Acquisitions and Dispositions
     -----------------------------

     (a)   1993 Acquisitions and Dispositions
           ----------------------------------

           In May 1993, the Company acquired WFYV-FM in Jacksonville, Florida for cash of approximately $7,868,000 (including $1,000,000 paid for a noncompetition agreement). Pending the acquisition, the Company entered into a time brokerage agreement which allowed the Company to purchase substantially all of the broadcast time on radio station WFYV-FM for the period from June 1992 to May 1993.

           In June 1993, the Company acquired KTRH-AM and KLOL-FM in Houston, Texas, for cash of approximately $50,407,000 (including $3,600,000 for the stations' accounts receivable and $2,000,000 for a noncompetition agreement).

           In July 1993, the Company entered into an agreement to acquire WWBZ-FM (now WRCX-FM) in Chicago, Illinois for approximately $29,783,000 (including $1,600,000 for the station's accounts receivable and $5,000,000 for a noncompetition agreement). The acquisition was completed on December 27, 1993. Pending the acquisition, the Company entered into a time brokerage agreement which allowed the Company to purchase substantially all of the broadcast time on WWBZ-FM for the period from July 1993 to December 1993.

           In October 1992, the Company entered into a time brokerage agreement to sell to a third party substantially all of the broadcast time on radio station KSNN-FM in Dallas. On October 7, 1993, the Company sold the station to this third party for approximately $10,511,000. The Company recognized a gain of $4,053,000 on this transaction.

           In October 1992, the Company entered into an agreement to sell radio stations WKBQ-FM and KASP-AM in St. Louis for $7,000,000 in cash. The Company also entered into a time brokerage agreement to sell substantially all of the broadcast time of these stations pending their sale. These two agreements were subject to the Company's acquisition of these stations, which subsequently occurred on November 6, 1992. The other party to the sales agreement could not complete the purchase of the radio stations by June 30, 1993, as required under the agreement. Accordingly, the Company terminated the time brokerage agreement with the other party and operated the stations in July and August 1993 prior to entering into a new time brokerage and sales agreement with another unaffiliated third party for cash consideration of $6,942,000. Upon completion of the sale of these stations on December 22, 1993, the Company recognized a loss of $687,000.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

     (b)   1994 Acquisition and Dispositions
           ---------------------------------

           In April 1994, the Company acquired radio station KIOI-FM in San Francisco, California for cash consideration of approximately $44,921,000. This acquisition was funded with proceeds received from the sale of stations WAPE-FM and WFYV-FM in Jacksonville (which sale closed in April 1994) and additional borrowings under the Company's senior credit facility. The Company received proceeds of $19,500,000 less closing costs from the sale of WAPE-FM and WFYV-FM and recognized a gain of $7,328,000 on such sale.

     (c)   1995 Acquisition
           ----------------

           In May 1995, the Company acquired Broadcasting Partners, Inc. ("BPI"), a publicly traded radio broadcasting company with seven FM and four AM radio stations, eight of which are in the nation's ten largest radio markets (the "BPI Acquisition").

           The BPI Acquisition was effected through the merger of a wholly-owned subsidiary of the Company with and into BPI, with BPI surviving the merger as a wholly-owned subsidiary of the Company. The BPI Acquisition included the conversion of each outstanding share of BPI common stock into the right to receive $12.00 in cash and .69 shares of the Company's Class A Common Stock, resulting in total cash payments of $94,813,000 and the issuance of 5,611,009 shares of the Company's Class A Common Stock valued at $12.50 per share. In addition, the Company retired existing BPI debt of $81,926,000 and incurred various other direct acquisition costs. The total purchase price, including closing costs, allocated to net assets acquired was approximately $258,634,000.

     (d)   Summary Combined Information
           ----------------------------

           The acquisitions discussed above were accounted for as purchases. Accordingly, the accompanying consolidated financial statements include the results of operations of the acquired entities from the dates of acquisition.

           A summary of the net assets acquired follows:

                                                    1993      1994       1995
                                                 --------  ---------  ----------
           Working capital, including cash of
                  $492 in 1995                    $ 5,036   $   (79)   $ 12,432
           Property and equipment                  10,316     1,762      11,684
           Assets held for sale (note 2)            7,938        --          --
           Intangible assets                       64,768    43,238     264,650
           Deferred tax liability                      --        --     (29,712)
           Other liabilities                           --        --        (420)
                                                  -------   -------    --------
                                                  $88,058   $44,921    $258,634
                                                  =======   =======    ========

     (e)   Pro forma Results of Operations (Unaudited)
           -------------------------------------------

           Consolidated condensed pro forma results of operations data for 1994 and 1995, as if the 1994 and 1995 acquisitions discussed above and the 1995 common stock offering described in note 8 occurred at the beginning of the respective years, follow:

                                           1994        1995
                                        ----------  ----------
           Net revenues                  $162,587    $181,990
           Operating income                 4,295       8,764
           Net loss                        (5,577)     (7,836)
           Net loss per common share         (.37)       (.45)

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

(3)  Property and Equipment
     ----------------------

     Property and equipment consists of the following at December 31, 1994 and 1995:

                                                         Estimated
                                                        useful life       1994       1995
                                                     -----------------  ---------  ---------

           Broadcast and other equipment             3 - 15 years        $ 29,199   $ 36,428
           Buildings and improvements                3 - 20 years           6,596      8,570
           Furniture and fixtures                    5 -  7 years           4,569      6,429
           Land                                        --                   3,402      6,524
                                                                         --------   --------
                                                                           43,766     57,951
           Less accumulated depreciation                                   14,745     20,112
                                                                         --------   --------
                                                                         $ 29,021   $ 37,839
                                                                         ========   ========

(4)  Intangible Assets
     -----------------

     Intangible assets consist of the following at December 31, 1994 and 1995:

                                                         Estimated
                                                        useful life          1994       1995
                                                     -----------------   --------   --------
           Broadcast licenses                                    15-40   $ 89,649   $187,024
           Goodwill                                              15-40     40,605     70,317
           Other intangibles                                      1-40    173,487    291,203
                                                                         --------   --------
                                                                          303,741    548,544
           Less accumulated amortization                                   70,247     89,757
                                                                         --------   --------
                                                                         $233,494   $458,787
                                                                         ========   ========

     In addition to broadcast licenses and goodwill, categories of other intangible assets include: (i) premium advertising revenue base (the value of the higher radio advertising revenues in certain of the Company's markets as compared to other markets of similar population); (ii) advertising client base (the value of the well-established advertising base in place at the time of acquisition of certain stations); (iii) talent contracts (the value of employment contracts between certain stations and their key employees); (iv) fixed asset delivery premium (the benefit expected from the Company's ability to operate fully constructed and operational stations from the date of acquisition), and (v) premium audience growth pattern (the value of expected above-average population growth in a given market).

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

(5)  Other Assets
     ------------
     Other assets consist of the following at December 31, 1994 and 1995:

                                             Estimated
                                            useful life   1994     1995
                                            -----------  -------  -------

           Debt issuance costs              8 years       $4,602   $4,905
           Organizational costs             5 years          516      540
           Other                                     --      346      334
                                                          ------   ------
                                                           5,464    5,779
           Less accumulated amortization                     373    1,047
                                                          ------   ------
                                                          $5,091   $4,732
                                                          ======   ======

     During the years ended December 31, 1993, 1994 and 1995, the Company recognized amortization of debt issuance costs of $728,000, $712,000 and $631,000, respectively, which amounts are included in amortization expense in the accompanying consolidated statements of operations.

(6)  Accounts Payable and Accrued Expenses
     -------------------------------------

     Accounts payable and accrued expenses consist of the following at December 31, 1994 and 1995:

                                                1994       1995
                                             ----------  ---------
           Accounts payable                   $  5,929   $  9,591
           Accrued payroll                       1,663      3,080
           Accrued interest                      1,360      1,304
           Accrued dividends                     1,020      1,020
           Other                                    64        897
                                              --------   --------
                                              $ 10,036   $ 15,892
                                              ========   ========

(7)  Long-term Debt
     --------------

     Long-term debt consists of the following at December 31, 1994 and 1995:

                                                  1994       1995
                                                --------   --------
           Senior Credit Facility (a)           $156,000   $187,000
           Senior Notes (b)                       18,000     14,000
                                                --------   --------
                Total long-term debt             174,000    201,000
           Less current portion                    4,000      4,000
                                                --------   --------
                                                $170,000   $197,000
                                                ========   ========

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

     (a)   Senior Credit Facility
           ----------------------

           On November 6, 1992, the Company entered into a variable rate loan agreement with a group of banks providing for a $115,000,000 term loan and a revolving loan of up to $55,000,000. On November 28, 1994, amounts outstanding under this agreement were retired with borrowings under a new senior credit facility (the "Senior Credit Facility") which provided for a $150,000,000 term loan and a revolving loan of up to $200,000,000. In connection with this debt restructuring, the Company wrote off the unamortized balance of deferred debt issuance costs of $3,585,000 as an extraordinary charge.

           Borrowings under the Senior Credit Facility bear interest at a rate based, at the option of the Company, on the participating banks' prime rate or Eurodollar rate, plus an incremental rate. The blended interest rate on the $150,000,000 loan outstanding under the term loan was 6.97% at December 31, 1995 and was based on the Eurodollar rate. The interest rates on $33,000,000 and $4,000,000 of advances outstanding under the revolving loan were 7.19% and 8.625% at December 31, 1995 and are based on the Eurodollar and prime rate, respectively. At December 31, 1995, additional borrowings of $163,000,000 were available to the Company under the revolving loan.

           To reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into certain interest rate swap agreements with the participating banks. At December 31, 1995, interest rate swap agreements covering a notional balance of $55,000,000 are outstanding. These outstanding swap agreements mature during 1996 and 1997 and require the Company to pay a fixed rate of 5.8-5.87% while the counterparty pays a floating rate based on the six-month London Interbank Borrowing Offered Rate ("LIBOR") plus an incremental rate. In connection with the BPI merger, the Company assumed interest rate cap agreements on $15,000,000 at a LIBOR rate of 7%, $10,000,000 at a LIBOR rate of 8%, $10,000,000 at a LIBOR rate of 7.5% and $10,000,000 at a LIBOR rate of 6%. These outstanding interest rate cap agreements mature during 1996 and 1997. During the years ended December 31, 1994 and 1995, the Company recognized charges (income) under its interest rate swap and cap agreements of $1,200,000 and $(275,000), respectively.

           The Senior Credit Facility calls for outstanding borrowings to be repaid in quarterly installments beginning on March 31, 1997, with the final installment due on June 30, 2002. In addition to the limitations and covenants discussed in (c) below, if the Company's current controlling shareholder, President and Chief Financial Officer fail to maintain at least 51%, on a combined basis, of the voting power of the Company's common stock, an event of default would occur under the Senior Credit Facility and

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

           the lenders could declare all amounts outstanding thereunder due and payable. The Company pays fees of 1/2% per annum on the aggregate unused portion of the loan commitment, in addition to an annual agent's fee.

     (b)   Senior Notes
           ------------

           As partial financing for the acquisition of certain assets of a radio station in 1989, the Company issued $20,000,000 of senior notes (the "Senior Notes"). The Senior Notes bear interest at 11.59% per annum payable quarterly and principal is due in equal quarterly installments through May 1999. The fair value of the Company's Senior Notes is estimated by discounting expected cash flows at the rates currently offered to the Company for debt of similar maturities.

     (c)   Other
           -----

           The Senior Credit Facility and the Senior Notes each contain certain financial and operational covenants and other restrictions with which the Company must comply, including, among others, limitations on capital expenditures, corporate overhead and the incurrence of additional indebtedness, restrictions on the use of borrowings, paying cash dividends and redeeming or repurchasing the Company's capital stock, and requirements to maintain certain financial ratios, including cash flow and debt service coverage (as defined). The Senior Credit Facility also separately restricts the Company from making certain acquisitions without the prior consent of the lenders. If the Company increases its leverage beyond certain specified levels in order to effect an acquisition, the Senior Notes require that the Company prepay all principal and accrued interest thereunder, together with a "make whole" premium equal to the amount of unearned interest, based on current market rates, through the original maturity date.

           Substantially all of the Company's assets are pledged as security for the Senior Credit Facility and Senior Notes under the loan agreements. The obligations of the Company under the Senior Credit Facility and Senior Notes rank pari passu.

           A summary of the future maturities of long-term debt follows:

                        1996           $  4,000
                        1997             26,500
                        1998             26,500
                        1999             28,250
                        2000             30,000
                        Thereafter       85,750
                                       --------
                                       $201,000
                                       ========

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)

(8)  Stockholders' Equity
     --------------------

     (a)   Redeemable and Convertible Preferred Stocks
           -------------------------------------------

           The Company has authorized 6,000,000 shares of preferred stock which can be issued in series with varying preferences and conversion features as determined by the Board of Directors of the Company.

           In October 1993, the Company issued 1,610,000 shares of $3 Convertible Exchangeable Preferred Stock (the "Convertible Preferred Stock") for net proceeds of approximately $76,645,000. The shares of Convertible Preferred Stock are convertible at the option of the holder at any time, unless previously redeemed or exchanged, into shares of Class A Common Stock at $16 per share (equivalent to a conversion rate of 3.1245 shares of Class A Common Stock per share of Convertible Preferred Stock), subject to adjustment in certain events. Upon the occurrence of a change in control (as defined), holders will have special conversion rights; however, the Company, at its option, may redeem such shares for cash prior to their conversion. The liquidation preference of each share of Convertible Preferred Stock is $50 plus accrued and unpaid dividends. Annual dividends of $3 per share are cumulative and payable quarterly when, as and if declared by the Board of Directors of the Company.

           The Convertible Preferred Stock is redeemable, in whole or in part, at the option of the Company, for cash at any time if the price of the Class A Common Stock exceeds 200% of the conversion price for 20 out of any 30 consecutive trading days, and at any time after October 15, 1996, initially at $52.40 per share, declining ratably on October 15 of each year to a redemption price of $50 per share after October 15, 2003, plus in each case accrued and unpaid dividends.


           The Convertible Preferred Stock is exchangeable into 6% Convertible Subordinated Debentures due 2008 (the "Exchange Debentures"), subject to certain conditions, at the option of the Company, in whole but not in part, on any dividend payment date commencing October 15, 1996, at a rate of $50 principal amount of Exchange Debentures for each share of Convertible Preferred Stock.

           Upon receipt of the proceeds from issuance of the Convertible Preferred Stock, the Company redeemed all outstanding shares of Series A and Junior Exchangeable Redeemable Preferred Stock (collectively, the "Redeemable Preferred Stock") at mandatory redemption values plus accumulated dividends (approximately $62,826,000) and repaid bank debt. The difference between the estimated fair value

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


           of the Redeemable Preferred Stock at issue date and the mandatory redemption amount was being accreted by charges to accumulated deficit using the interest method. Due to the early redemption of the Redeemable Preferred Stock, the Company recognized a one-time accretion charge of approximately $17,506,000 which increased loss per common share for the year ended December 31, 1993 by $1.77.

     (b)   Common Stock
           ------------

           The rights of holders of Class A and Class B Common Stock are identical except for voting and conversion rights.

           Holders of shares of common stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except for (i) certain amendments to the Certificate of Incorporation of the Company, (ii) proposed "going private" transactions between the Company and the controlling shareholder and (iii) as otherwise provided by law.

           Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock at any time. The Class B Common Stock will convert automatically into Class A Common Stock, and thereby lose its special voting rights, if such Class B Common Stock is sold or otherwise transferred to any person or entity other than certain specified affiliates of the current holder. During 1994 and 1995, the holder of the outstanding shares of Class B Common Stock disposed of 20,625 and 32,250 shares of such stock, thereby causing the shares sold to be converted to Class A Common Stock.

           In May 1993, the Company issued 6,037,500 shares of its Class A Common Stock in its initial public offering resulting in net proceeds to the Company of approximately $58,744,000. These net proceeds were used to fund the acquisitions of KTRH-AM and KLOL-FM in Houston, Texas, and WFYV-FM in Jacksonville, Florida, as discussed in note 2. Upon consummation of the initial public offering, all then outstanding shares of previously issued Class B Common Stock were exchanged for a like number of shares of Class A Common Stock, and current outstanding shares of the Company's Class C Common Stock were redesignated as shares of Class B Common Stock.

           In May 1995, the Company issued 5,611,009 shares of Class A Common Stock in connection with the BPI Acquisition.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


           In July 1995, the Company completed a secondary public offering of 8,287,500 shares of its Class A Common Stock. The Company issued and sold 7,350,000 shares in the offering, while 937,500 shares were issued and sold in connection with the exercise of certain warrants. Furthermore, 1,013,886 shares were issued in the offering in connection with the exercise of the remaining warrants outstanding pursuant to the over-allotment option. The net proceeds to the Company in connection with the offering of approximately $132.7 million were used to reduce borrowings under the revolving credit portion of the Senior Credit Facility.

     (c)   Common Stock Purchase Warrants
           ------------------------------

           In November 1992, the Company issued certain warrants which, immediately prior to the consummation of the common stock offering in July 1995, entitled holders to purchase an aggregate of 1,951,386 shares of Class A Common Stock at $.01 per share. These warrants were assigned a value at date of issuance of $12,488,000. Such warrants were exercised in connection with the common stock offering in July 1995.

     (d)   Stock Options
           -------------

           The Company has established the 1992, 1993 and 1995 Key Employee Stock Option Plans (the "Employee Option Plans") which provide for the issuance of stock options to officers and other key employees of the Company and its subsidiaries. The Employee Option Plans make available for issuance an aggregate of 1,957,500 shares of Class A Common Stock. Options issued under the Employee Option Plans have varying vesting periods as provided in separate stock option agreements and generally carry an expiration date of ten years subsequent to the date of issuance. In March 1993, the Company granted 877,500 options under the 1992 Employee Option Plan at an exercise price of $0.01 per share. The difference between the market value of the Class A Common Stock at the date of grant and the exercise price of $.01 per share ($7,002,000) was recognized as other nonrecurring costs in the accompanying consolidated statement of operations for the year ended December 31, 1993. Options issued under the 1993 and 1995 Employee Option Plans are required to have exercise prices equal to or in excess of the fair market value of the Company's Class A Common Stock on the date of issuance.

           In May 1995, the Company also established the Stock Option Plan for Non-Employee Directors (the "Director Plan") which provides for the issuance of stock options to non-employee directors of the Company. The Director Plan makes available for issuance an aggregate of 225,000 shares of Class A Common Stock. Options issued under the Director Plan have exercise prices equal to the fair market value of the

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


           Company's Class A Common Stock on the date of issuance, vest over a three year period and have an expiration date of ten years subsequent to the date of issuance.

           In connection with the BPI Acquisition, the Company assumed outstanding options to purchase 94,000 shares of BPI common stock held by BPI employees. The Company currently expects that in connection with this assumption, options to purchase approximately 97,500 shares of the Company's Class A Common Stock will vest and become exercisable (subject to satisfaction of vesting conditions through May 1996).

           Following is a summary of activity in the option plans and agreements discussed above for the years ended December 31, 1993, 1994 and 1995:

                                              Shares           Option
                                           under option    price per share
                                           -------------   ---------------
           Balance at December 31, 1992              --                --
           Granted                              877,500      $        .01
                                              ---------
           Balance at December 31, 1993         877,500      $        .01
           Granted                              280,500      $      10.67
           Exercised                           (180,000)     $        .01
                                              ---------
           Balance at December 31, 1994         978,000      $  .01-10.67
           Granted or assumed                   413,138      $10.67-21.33
           Exercised                            (25,500)     $  .01-10.67
           Cancelled                            (75,764)     $10.67-12.33
                                              ---------
           Balance at December 31, 1995       1,289,874      $  .01-21.33
                                              =========

           At December 31, 1995, 945,000 options outstanding under the option plan and agreements discussed above were exercisable and 842,264 shares were available for grant.

(9)  Income Taxes
     ------------

     The provision for income taxes for the year ended December 31, 1995 is comprised of current federal and state taxes of $246,000 and $425,000, respectively, and a deferred federal income tax benefit of $479,000.

     The Company did not incur significant tax expense during the years ended December 31, 1993 and 1994 as its operations did not generate taxable income.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


     Total income tax expense (benefit) differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to loss before extraordinary item for the years ended December 31, 1993, 1994 and 1995 as a result of the following:

                                                      1993      1994      1995
                                                    --------  --------  --------

          Computed "expected" tax benefit           $(7,055)  $(1,172)  $(1,980)
          Amortization of goodwill                      390       355       788
          Net operating loss carryforwards for
            which no tax benefit was recognized       6,644       760       923
          State income taxes, net of federal
            benefit                                      --        --       276
          Other, net                                     21        57       185
                                                    -------   -------   -------
                                                    $    --   $    --   $   192
                                                    =======   =======   =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1995 are presented below:

                                                       1994       1995
                                                     ---------  ---------
           Deferred tax assets:
             Net operating loss carryforwards        $  9,573   $ 18,748
             Property and equipment and
               intangibles, primarily due
               to differences in
               depreciation and amortization            3,133         --
             Accrued compensation relating
               to stock options                         1,781      1,787
             Other                                         20        649
                                                     --------   --------
                     Total gross deferred tax
                       assets                          14,507     21,184

             Less valuation allowance                 (14,458)        --
                                                     --------   --------
                     Net deferred tax assets               49     21,184

           Deferred tax liabilities:
             Property and equipment and
               intangibles, primarily
               resulting from difference in
               basis from BPI Acquisition                  --    (49,884)
             Other                                        (49)      (533)
                                                     --------   --------
                     Net deferred tax liability      $     --   $(29,233)
                                                     ========   ========

     Deferred tax assets and liabilities are computed by applying the U.S. federal income tax rate in effect to the gross amounts of temporary differences and other tax attributes, such as net operating loss carryforwards. Deferred tax assets and liabilities relating to state income taxes are not material. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 was $479,000 and $14,458,000,
     respectively. As a result of the application of purchase accounting to the BPI Acquisition in May 1995, the Company recognized deferred tax assets of $15,380,000 which had not been recognized by the Company in previous periods. Recognition of these assets effectively reduced goodwill resulting from the BPI Acquisition by a corresponding amount.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the deferred tax assets at December 31, 1995 to be realized as a result of the reversal during the carryforward period of existing taxable temporary differences giving rise to deferred tax liabilities, the generation of taxable income in the carryforward period and the disposition of one or more of its stations.

     At December 31, 1995, the Company has net operating loss carryforwards available to offset future taxable income of approximately $53,600,000 which begin to expire in 2004. Approximately $32,478,000 of such net operating loss carryforwards are subject to annual use limitations of up to $2,800,000 per year.

(10) Operating Leases
     ----------------

     The Company has noncancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from one to ten years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (excluding those with lease terms of one month or less that were not renewed) was approximately $1,440,000, $2,193,000 and $3,073,000 during 1993, 1994 and
     1995, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1995 are as follows:

           Year ending December 31:
            1996                  $2,634
            1997                   2,049
            1998                   1,739
            1999                   1,800
            2000                   1,768

(11) Commitments and Contingencies
     -----------------------------

     In August 1993, the Company terminated an agreement with Sagittarius Broadcasting Company (an affiliate of Infinity Broadcasting Corporation) and One Twelve, Inc. (collectively, the "Claimants" or the "Plaintiffs") pursuant to which programming featuring radio personality Howard Stern was broadcast on radio station WLUP-AM (now WMVP-

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


     AM) in Chicago. The Claimants allege that termination of the agreement was wrongful and have sued the Company in the Supreme Court of the State of New York, County of New York (the "Court"). The agreement required payments to the Claimants in the amount of $2,600,000 plus five percent of advertising revenues generated by the programming over the three-year term of the agreement. A total of approximately $680,000 was paid to the Claimants pursuant to the agreement prior to termination. Claimants' complaint alleged claims for breach of contract, indemnification, breach of fiduciary duty and fraud. Plaintiffs' aggregate prayer for relief totaled $45,000,000. On July 12, 1994, the Court granted the Company's motion to dismiss Plaintiffs' claims for fraud and breach of fiduciary duty. On June 6, 1995, the Court denied the Plaintiff's motion for summary judgment on their contract and indemnification claims. The Plaintiffs have appealed the Court's June 6, 1995 ruling. Plaintiffs seek in excess of $10,000,000 on their claims for breach of contract and indemnification. The Company believes that it acted within its rights in terminating the agreement.

     The Company is also involved in various other claims and lawsuits which are generally incidental to its business. The Company is vigorously contesting all such matters and believes that their ultimate resolution will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

     The Company offers substantially all of its employees voluntary participation in a 401(k) Plan. The Company may make discretionary contributions to the plan; however, no such contributions were made by the Company during 1993, 1994 or 1995.

     In October 1995, the Company entered into an agreement with Fairbanks Communications, Inc., pursuant to which the Company has agreed to acquire WKLB-FM in Boston for approximately $34,000,000 in cash. The acquisition is subject to certain conditions including consent of the Federal Communications Commission ("FCC").

(12) Quarterly Financial Data (Unaudited)
     ------------------------------------

                                                         Quarter ended
                                       -------------------------------------------------
                                       March 31    June 30   September 30   December 31
                                       ---------  ---------  -------------  ------------
     1995:
       Net revenues                     $25,413    $41,992        $47,772       $47,754
       Operating income                     919      6,613          1,812         4,433
       Net loss                          (4,118)      (759)        (3,559)       (2,244)
       Net loss per share                  (.31)      (.05)          (.14)         (.08)



                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


     1994:
       Net revenues                     $22,094    $28,324        $29,369       $29,729
       Operating income (loss)           (1,763)     3,514          3,200         2,445
       Income (loss) before extra-
          ordinary item                  (4,879)     7,316           (700)       (1,698)
       Net income (loss)                 (4,879)     7,316           (700)       (5,283)
       Income (loss) per share before
          extraordinary item:
          Primary                          (.47)       .39           (.15)         (.22)
          Fully diluted                    (.47)       .35           (.15)         (.22)
      Net income (loss) per share:
          Primary                          (.47)       .39           (.15)         (.49)
          Fully diluted                    (.47)       .35           (.15)         (.49)

     Operating income (loss) is defined as net revenues less station operating expenses, corporate general and administrative expenses, depreciation and amortization and other nonrecurring costs.

     The extraordinary loss recorded in the quarter ended December 31, 1994 relates to the early extinguishment of debt (see note 7).

     Net loss per share for the years ended December 31, 1994 and 1995 differs from the sum of net loss per share for the quarters during the respective year due to the different periods used to calculate weighted average shares outstanding.

(13) Fair Value of Financial Instruments
     -----------------------------------

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments for which the estimated fair value of the instrument differs significantly from its carrying amounts at December 31, 1994 and 1995. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                        1994                  1995
                                --------------------  --------------------
                                Carrying     Fair     Carrying     Fair
                                 amount      value     amount      value
                                ---------  ---------  ---------  ---------

     Interest rate swaps        $      3   $    750   $     --   $    272

     Long-term debt - Senior
            Notes                (18,000)   (19,350)   (14,000)   (15,443)

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and cash equivalents, accounts receivable and accounts payable: The carrying amount of these assets and liabilities approximates fair value because of the short maturity of these instruments.

     Interest rate swaps: The fair value of the interest rate swap and cap contracts is estimated by obtaining quotations from brokers. The fair value is an estimate of the amounts that the Company would receive (pay) at the reporting date if the contracts were transferred to other parties or canceled by the broker. The carrying amounts of receivables (payables) under interest rate swaps and caps are included in accrued expenses in the accompanying consolidated balance sheets.

     Long-term debt: The fair values of the Company's Senior Notes are based on discounted cash flows under the Senior Notes using interest rates currently available to the Company for similar debt issues. As amounts outstanding under the Company's Senior Credit Facility agreements bear interest at current market rates, their carrying amounts approximate fair market value.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (tables in thousands of dollars, except for per share data)


(14) Subsequent Events
     -----------------

     (a)   Pyramid Acquisition
           -------------------

           On January 17, 1996, the Company acquired Pyramid Communications, Inc. ("Pyramid"), a radio broadcasting company with nine FM and three AM radio stations in five radio markets (Chicago, Philadelphia, Boston, Charlotte and Buffalo) (the "Pyramid Acquisition"). The Pyramid Acquisition was effected through the merger of a wholly-owned subsidiary of the Company with and into Pyramid with Pyramid surviving the merger as a wholly owned subsidiary of the Company. The aggregate purchase price paid by the Company in connection with the Pyramid Acquisition was $306.5 million in cash, plus an additional payment of $9.0 million attributable to net working capital (other than cash), which payment is subject to post closing adjustments, and various other direct acquisition costs. Consolidated condensed pro forma results of operations data for 1994 and 1995 as if the Pyramid Acquisition, the BPI Acquisition discussed in note 2(c) and the common stock offering discussed in note 8 occurred at the beginning of the respective years, follow:

                                           1994        1995
                                        ----------  ----------
                                             (unaudited)

           Net revenues                  $221,593    $248,144
           Operating loss                  (8,001)     (1,717)
           Net loss                       (33,035)    (34,802)
           Net loss per common share        (1.35)      (1.41)

           To effect the Pyramid Acquisition, the Company amended and restated the Senior Credit Facility. The amended agreement dated January 17, 1996 permits the existing Senior Credit Facility as described in note 7 to remain in place while providing for an additional revolving loan ("New Revolving Loan") of up to $275,000,000. Repayments of the New Revolving Loan are to be made at such time as the principal amount of the New Revolving Loan exceeds the commitment. The New Revolving Loan commitment reductions begin on March 31, 1998.

     (b)   Detroit Option Agreement
           ------------------------

           Effective on February 14, 1996, the Company entered into the Detroit Option Agreement with Chancellor Broadcasting ("Chancellor") pursuant to which Chancellor granted the Company an option to buy from Chancellor, and the Company granted Chancellor an option to sell to the Company, WWWW-FM and WDFN-AM in Detroit, Michigan, for $30 million in cash. In addition, pursuant to the Detroit Option Agreement, the Company and Chancellor entered into the Detroit joint sales agreement ("JSA") pursuant to which Chancellor will outsource to the Company for a two-year period certain sales and promotional functions of the Detroit stations in exchange for an annual fee of $2.6 million to be paid to Chancellor. The Company's option is exercisable during the thirty-day period following the expiration of the Detroit JSA, which occurs in February 1998. Chancellor may exercise its option at any time prior to the expiration of the Detroit JSA, provided that if Chancellor exercises its option, the closing of the sale of the stations shall not take place prior to the first anniversary of the expiration of the Detroit JSA.

                                 PART I


ITEM 1.  FINANCIAL STATEMENTS
- -------  --------------------

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                            (Dollars in thousands)

                                      December 31,     March 31,
                                          1995           1996
                                      ------------     ---------
ASSETS

Current assets:
 Cash and cash equivalents            $  3,430         $  7,216
 Accounts receivable, net               45,413           49,700
 Prepaid expenses and other assets       2,146            3,704
                                      --------         --------

  Total current assets                  50,989           60,620

Assets held for sale                         -           32,000

Property and equipment, net             37,839           44,871

Intangible assets, net                 458,787          762,874

Other assets                             4,732            8,535
                                      --------         --------

                                      $552,347         $908,900
                                      ========         ========

See accompanying Notes to Consolidated Financial Statements.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS, CONTINUED (UNAUDITED)
                            (Dollars in thousands)

                                                December 31,     March 31,
                                                    1995           1996
                                                ------------     ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable and accrued expenses          $ 15,892         $ 20,298
 Current portion of long-term debt                 4,000            9,625
 Other current liabilities                           541              541
                                                --------         --------
        Total current liabilities                 20,433           30,464
                                                --------         --------

Long-term debt, excluding current portion        197,000          500,375
Deferred tax liability                            29,233           87,528
Other liabilities                                  1,104            1,117
                                                --------         --------
        Total liabilities                        247,770          619,484
                                                --------         --------

Stockholders' equity:
 Convertible Preferred Stock.
 Authorized 6,000,000 shares;
 Issued and outstanding 1,610,000 shares
 in 1995 and 1996.                                80,500           80,500

 Class A common stock, $.01 par value.
 Authorized 75,000,000 shares; issued and
 outstanding 24,929,529 shares in 1995 and
 24,959,529 in 1996.                                 249              249

 Class B common stock, $.01 par value.
 Authorized 4,500,000 shares; issued and
 outstanding 3,116,066 shares in 1995 and
 in 1996.                                             31               31

Paid-in capital                                  317,295          317,615

Accumulated deficit                              (93,498)        (108,979)
                                                --------         --------

Total stockholders' equity                       304,577          289,416
                                                --------         --------

                                                $552,347         $908,900
                                                ========         ========

See accompanying Notes to Consolidated Financial Statements.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               (Dollars in thousands, except for per share data)

                                              Three Months Ended
                                            March 31,     March 31,
                                              1995          1996
                                           ----------   -----------
Gross revenues                             $   29,088   $    60,782
 Less agency commissions                        3,675         7,411
                                           ----------   -----------
  Net revenues                                 25,413        53,371
                                           ----------   -----------

Station operating expenses
 excluding depreciation
 and amortization                              17,428        37,426
Depreciation and amortization                   6,290        22,676
Corporate general and
 administrative expenses                          776         1,492
                                           ----------   -----------
  Operating expenses                           24,494        61,594
                                           ----------   -----------
Operating income (loss)                           919        (8,223)
                                           ----------   -----------

Nonoperating expenses (income):
 Interest expense                               3,755         8,966
 Interest income                                  (14)            -
 Other expense, net                                88             7
                                           ----------   -----------
 Nonoperating expenses, net                     3,829         8,973
                                           ----------   -----------

  Loss before income taxes                     (2,910)      (17,196)
 Income tax benefit                                 -         2,923
                                           ----------   -----------
  Net loss                                     (2,910)      (14,273)

Preferred stock dividends                      (1,208)       (1,208)
                                           ----------   -----------
  Net loss attributable to
   common stockholders                     $   (4,118)  $   (15,481)
                                           ==========   ===========

Loss per common share                      $    (0.31)  $     (0.55)
                                           ==========   ===========

Weighted average
 common shares outstanding                 13,107,000    28,056,000
                                           ==========   ===========

See accompanying Notes to Consolidated Financial Statements.

                 EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                            (Dollars in thousands)

                                                    Three Months Ended
                                                   March 31,   March 31,
                                                     1995        1996
                                                   ---------   ---------
Cash flows from operating activities:
 Net loss                                          $(2,910)    $ (14,273)
 Adjustments to reconcile net loss to
  net cash provided by operating activities:
   Depreciation                                      1,183         1,784
   Amortization of goodwill, intangible
    assets and other assets                          5,107        20,892
   Provision for doubtful accounts                     242           677
   Deferred income tax benefit                           -        (2,923)
  Changes in certain assets and liabilities,
   net of effects of acquisitions:
    Accounts receivable                              3,226         9,771
    Prepaid expenses and other current assets         (197)         (713)
    Accounts payable and accrued expenses           (1,278)         (383)
    Other assets                                      (208)          (80)
    Other liabilities                                   (3)          108
                                                   -------     ---------

    Net cash provided by
     operating activities                            5,162        14,860
                                                   -------     ---------

Cash flows from investing activities:
 Acquisitions, net of cash acquired                      -      (314,826)
 Capital expenditures                                 (911)         (344)
 Other                                                (540)         (336)
                                                   -------     ---------

    Net cash used by investing activities           (1,451)     (315,506)
                                                   -------     ---------

Cash flows from financing activities:
 Proceeds from issuance of long-term debt                -       319,750
 Principal payments on long-term debt               (3,000)      (10,750)
 Payments on other long-term liabilities              (417)          (95)
 Proceeds from issuance of common stock                  -           320
 Dividend payments on preferred stock               (1,208)       (1,208)
 Payments for debt issuance costs                     (177)       (3,585)
                                                   -------     ---------

    Net cash provided by (used in) financing
     activities                                     (4,802)      304,432
                                                   -------     ---------

Increase (decrease) in cash and cash equivalents    (1,091)        3,786
Cash and cash equivalents at beginning
 of period                                           1,216         3,430
                                                   -------     ---------
Cash and cash equivalents at end of
 period                                            $   125     $   7,216
                                                   =======     =========

See accompanying Notes to Consolidated Financial Statements.

               EVERGREEN MEDIA CORPORATION AND SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   Basis of Presentation
     ---------------------

     In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows of Evergreen Media Corporation and subsidiaries (the "Company") for the periods presented.

     Interim periods are not necessarily indicative of results to be expected for the year. It is suggested that these financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

     On May 15, 1996, the shareholders of the Company amended its Certificate of Incorporation to increase the authorized shares of the Company from 31,000,000 to 75,000,000. On August 8, 1996, the Company declared a three-for-two stock split effected in the form of a stock dividend payable on August 26, 1996 to shareholders of record at the close of business on August 19, 1996. All share data contained in the accompanying financial statements have been retroactively adjusted to give effect to the increase in authorized shares and the stock dividend.

     Loss per common share is based on the weighted average number of common shares outstanding during the periods. Stock options and warrants are not included in the calculation as their effect would be antidilutive.

     The Company adopted the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" on January 1, 1996. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

2.   Acquisitions, Dispositions, and Financings
     ------------------------------------------

     In May 1995, the Company acquired Broadcasting Partners, Inc. ("BPI"), a publicly traded radio broadcasting company with seven FM and four AM radio stations, eight of which are in the nation's ten largest radio markets(the "BPI Acquisition"). The BPI Acquisition was effected through the merger of a wholly-owned subsidiary of the Company with and into BPI, with BPI surviving the merger as a wholly-owned subsidiary of the Company. The BPI Acquisition included the conversion of each outstanding share of BPI common stock into the right to receive $12.00 in cash and .69 shares of the Company's Class A Common Stock, resulting in total cash payments of $94.8 million and the issuance of 5,611,009 shares of the Company's Class A Common Stock valued at $12.50 per share. In addition, the Company retired existing BPI debt of $81.9 million and incurred various other direct acquisition costs. The total purchase price, including closing costs, allocated to net assets acquired was approximately $258.6 million.

     In July 1995, the Company completed a secondary public offering of 8,287,500 shares of its Class A Common Stock. The Company issued and sold 7,350,000 shares in the offering, while 937,500 shares were issued and sold in connection with the exercise of certain warrants. Furthermore, 1,013,886 shares were issued in the offering in connection with the exercise of the remaining warrants outstanding pursuant to the over-allotment option. The net proceeds to the Company in connection with the offering of approximately $132.7 million were used to reduce borrowings under the revolving credit portion of the Senior Credit Facility.

     On January 17, 1996, the Company acquired Pyramid Communications, Inc. ("Pyramid"), a radio broadcasting company with nine FM and three AM radio stations in five radio markets (Chicago, Philadelphia, Boston, Charlotte and Buffalo) (the "Pyramid Acquisition"). The Pyramid Acquisition was effected through the merger of a wholly-owned subsidiary of the Company with and into Pyramid with Pyramid surviving the merger as a wholly-owned subsidiary of the Company. The total purchase price, including closing costs, allocated to net assets acquired was approximately $316.3 million.

     Effective on February 14, 1996, the Company entered into the Detroit Option Agreement with Chancellor Broadcasting ("Chancellor") pursuant to which Chancellor granted the Company an option to buy from Chancellor, and the Company granted Chancellor an option to sell to the Company, WWWW-FM and WDFN-AM in Detroit, Michigan, for $30 million in cash. In addition, pursuant to the Detroit Option Agreement, the Company and Chancellor entered into the Detroit joint sales agreement ("JSA") pursuant to which Chancellor will outsource to the Company for a two-year period certain sales and promotional functions of the Detroit stations in exchange for an annual fee of $2.6 million to be paid to Chancellor. Effective April 1, 1996, the JSA was converted into a time brokerage agreement which will extend for the same time period as the previous JSA. The Company's option is exercisable during the thirty-day period following the expiration of the Detroit JSA, which occurs in February 1998. Chancellor may exercise its option at any time prior to the expiration of the Detroit JSA, provided that if Chancellor exercises its option, the closing of the sale of the stations shall not take place prior to the first anniversary of the expiration of the Detroit JSA.

     The BPI Acquisition and the Pyramid Acquisition discussed above were accounted for as purchases. Accordingly, the accompanying consolidated financial statements include the results of operations of the acquired entities from the dates of acquisition.

     A summary of the net assets acquired follows:

                                                1995       1996
                                              ---------  ---------
        Working capital, including cash of
         $492 in 1995 and $949 in 1996        $ 12,432   $ 16,837
        Assets held for sale                         -     32,000
        Property and equipment                  11,684      8,472
        Intangible assets                      264,650    325,040
        Deferred tax liability                 (29,712)   (61,218)
        Other liabilities                         (420)    (4,788)
                                              --------   --------
                                              $258,634   $316,343
                                              ========   ========

Pro forma Results of Operations (Unaudited)
- -------------------------------------------

Consolidated condensed pro forma results of operations data for the three months ended March 31, 1995 and 1996, as if the 1995 common stock offering and the 1995 and 1996 acquisitions discussed above and the dispositions discussed in note 4, "Other Events" occurred at January 1, 1995, follow:

                                                1995       1996
                                              ---------  ---------
        Net revenues                          $ 51,657   $ 55,150
        Operating income                        (9,175)    (9,601)
        Net loss                               (15,010)   (14,968)
        Net loss per common share                (0.58)     (0.57)

     The above pro forma results of operations are presented pursuant to applicable accounting rules relating to business acquisitions and are not necessarily indicative of the actual results that would have been achieved had these transactions occurred at the beginning of 1995, nor are they indicative of future results of operations. Pro forma adjustments for the April 1996 agreement to acquire KYLD-FM in San Francisco and the May 1996 acquisition of WKLB-FM in Boston are not presented as any adjustment would be immaterial to the consolidated condensed pro forma results of operations.

3.   Contingencies
     -------------

     The Company is involved in several lawsuits that are incidental to its business. A discussion of certain of these lawsuits is contained in Part II,
Item 1, "Legal Proceedings", of this Form 10-Q. The Company believes that the ultimate resolution of the lawsuits will not have a material effect on its financial position or results of operations.

4.   Other Events
     ------------

     In April 1996, the Company entered into agreements to sell Buffalo radio stations WHTT-FM and WHTT-AM for $19.5 million in cash and WSJZ-FM for $12.5 million in cash in two separate transactions. The Company also entered into time brokerage agreements to sell substantially all of the broadcast time of these stations pending the completion of the sales. The aforementioned stations were acquired in connection with the Pyramid Acquisition discussed in Note 2. Accordingly, the assets of these stations have been classified as assets held for sale at March 31, 1996 in connection with the purchase price allocation of the Pyramid Acquisition, and no gain or loss will be recognized by the Company upon consummation of the sales.

     In April 1996, the Company entered into an agreement to acquire KYLD-FM in San Francisco for $44 million in cash. The Company also entered into an agreement to operate the station under a time brokerage agreement effective May 1, 1996 pending the completion of the purchase. The acquisition of KYLD-FM, expected to close in the fall of 1996, will be financed through additional borrowings under the Senior Credit Facility.

     In May 1996, the Company acquired WKLB-FM in Boston for $34 million in cash plus various other direct acquisition costs. The acquisition of WKLB-FM was financed through additional borrowings of $33 million under the Senior Credit Facility in addition to $1 million in escrow funds previously paid by the Company.

     In May 1996, the Company amended the Senior Credit Facility which resulted in reducing the incremental rate applied to the participating banks' prime rate or Eurodollar rate on borrowings under the Senior Credit Facility.